Filed by Lionheart Acquisition Corporation II
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Lionheart Acquisition Corporation II
Commission File No. 001-39445
Commission File No. for the related Registration Statement: 333-260969

FOR IMMEDIATE RELEASE

May 17, 2022

MSP RECOVERY SEES SUBSTANTIAL BUSINESS EXPANSION SINCE ANNOUNCEMENT OF ITS BUSINESS COMBINATION THROUGH DEVELOPMENT OF ADDITIONAL REVENUE STREAMS, MONETIZATION OF ASSIGNOR INTERESTS, GROWTH OF EXISTING BUSINESS, AND CONTINUED INNOVATION

CORAL GABLES, FLORIDA — May 17, 2022 — MSP Recovery, LLC (“MSP Recovery” or “MSPR”), a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, and Lionheart Acquisition Corporation II, a Delaware corporation (Nasdaq: LCAPU, LCAP, LCAPW, “Lionheart” or “LCAP”), today announced substantial business expansion through development of additional revenue stream, monetization of assignor interests, growth of assignors and existing business, and continued innovation.

Founded in 2014 by John H. Ruiz, MSP Recovery is an industry pioneer in obtaining reimbursements for Medicare, Medicaid, commercial insurance, and other healthcare entities from parties which should have paid the claims in the first place. MSPR acquires the assignments of these recoveries from health insurance payors, healthcare providers and self-funded entities, and uses its proprietary multi-level data analytics system to secure recoveries from responsible parties. MSPR typically pays the assignors 50% of such recoveries (the “Assignor Interest”) and retains the rest (the “MSPR Recovery Proceeds”).

On July 12, 2021, after 7 years of pioneering and significant legal victories in the industry, MSPR announced a business combination (“Business Combination”) with Lionheart Acquisition Corp II, based on an enterprise value of the combined company of approximately $32.5 billion. The $32.5 billion valuation was based on projected MSPR Recovery Proceeds. Since July 2021, however, MSPR has been developing additional revenue streams.

Among the new potential sources of revenue, on September 30, 2021 MSPR announced an agreement providing for potential future transactions to monetize up to $3 billion of select healthcare claims recovery interests to Virage Capital Management LP (“Virage”). The Virage agreement presents an opportunity for MSPR to monetize the Assignor Interests (typically 50% of the total recovery amount) associated with select healthcare recovery claims, while preserving MSPR’s interests in the MSPR Recovery Proceeds. Indeed, MSPR has already reached an agreement to monetize an initial $275 million under the Virage agreement earmarked for acquisition of Assignor Interests. This additional recovery opportunity provides an additional potential avenue for MSPR to expand its revenue streams.

MSPR has several additional new and expanding revenue streams, including but not limited to:

•	MSPR’s expansion into representing states and attorneys general in pursuing recoveries for improper Medicaid payments.

•	On January 10, 2022, LifeWallet Powered by MSP Recovery was launched. LifeWallet is a consumer application designed to help save lives, by facilitating first responders and healthcare providers to enable informed decision-making and provide improved patient care. LifeWallet has been created with high security standards, and the private information is protected on a HIPAA compliant platform.

•	LifeWallet has also entered into agreements with dozens of collegiate athletes in multiple countries through “name image and likeness” (NIL) contracts, revolutionizing college sports, capturing the medical information of young athletes to help improve their medical care and patient outcomes, and creating significant marketing opportunities for these athletes to promote this new line of business. These international spokespersons and marketing strategies will be important as LifeWallet will be able to work in every country that utilizes the ICD-10 coding system which is being implemented by World Health Organization (WHO) member states. Approximately 27 countries use ICD-10 for reimbursement and resource allocation in their health system, and some have made modifications to ICD to better accommodate its utility. The unchanged international version of ICD-10 is used in 117 countries for performing cause of death reporting and statistics.

•	LifeWallet is also part of MSP Recovery’s Chase to Pay platform, providing real-time analytics at the point of care, helping identify the primary insurer, assisting providers in receiving reasonable and customary rates for accident-related treatment, shortening MSP’s collection time frame, and increasing revenue visibility and predictability.

•	The development of LifeChain – a blockchain verified healthcare claims tokenization platform protected by biometric security. Medical claims and records will be received and processed through LifeChain enabling efficient delivery of healthcare information. MSPR sees substantial business expansion through blockchain incorporated into LifeWallet which brings providers, patients, and payers into one ecosystem.

In addition to these new revenue streams, MSPR has continued to grow its primary business. As of December 31, 2021, MSPR’s portfolio included more than $1.5 trillion in billed amount (reflecting the full amount billed by a provider to a health plan or insurer), up more than 530% from $242 billion in 2020. MSPR’s portfolio included $364.4 billion in paid amount as of the same date (reflecting amounts actually paid to a provider from a health plan), up more than 520% from $58.4 billion in 2020. And since announcing the Business Combination in July 2021, MSPR has seen a significant increase in interest from various entities in the healthcare industry. During that time period alone, MSPR has: vetted 91 prospects; made proposals to 48 entities; conducted data diligence on 46 entities; generated a data evaluation report for 21 entities; and negotiated initial agreements with 20 entities. MSPR already has over 150 assignors, and continues to grow its number of assignors.

MSPR has also seen continued growth by way of the addition of data and assignments from university healthcare and hospital systems, as well as the expansion of assignments from significant self-funded healthcare plans that pay for their own claims. For example, MSPR recently entered into an assignment agreement with MasTec, Inc., the second largest Hispanic-owned company in the United States with over 20,000 employees in North America. MasTec companies have been involved in some of the largest and most complex infrastructure construction projects across the country and with such a large pool of employees across the country has paid significant numbers of claims across the country that should have been reimbursed.

“We continue experiencing substantial growth of our billed amounts, assigned claims and estimated paid amounts thanks to the growing recognition by healthcare providers and payers of our sophisticated and industry-leading legal, technological, and data expertise relating to pursuing recoveries on their behalf,” said MSP Recovery Founder and CEO, John H. Ruiz.

MSPR’s substantial growth figures in paid amounts and billed amounts are even more significant in light of recently announced strategic alliances and progress towards the settlement of no-fault litigation, wherein various liability insurers have formally agreed to a framework to exchange data – out of court – in pursuit of a full settlement of current no-fault litigation.

“There is a growing recognition among healthcare providers and payers of the value of MSP Recovery’s innovative and effective identification and pursuit of reimbursement recoveries on their behalf, said Ophir Sternberg, Chairman and CEO of Lionheart. “MSP Recovery’s ability to identify, pursue and secure new revenue streams, incremental to the original business combination forecast, provides significant upside to LCAP shareholders,” added Sternberg.

MSPR expects significant continued growth as it continues expanding its lines of business and the scale of its existing business.

“We will continue to innovate and revolutionize the healthcare industry and bring all resources at MSP Recovery’s disposal to bear on solving these issues that have plagued the healthcare industry for years,” said Ruiz.

MSP Recovery’s Historical Overview as of Business Combination Announcement.

•	Jul 12, 2021 - Lionheart Acquisition Corp. II Announces Business Combination With MSP Recovery, a Leader in Data-Driven Solutions, Recovering Improperly Paid Benefits on Behalf of Medicare, Medicaid and Commercial Payers
o	One of the top three largest SPAC transactions announced to date.
o	MSPR’s data-driven solutions discover improperly paid claims out of the $3.6 trillion paid by healthcare payers yearly, and pursues them against primary payers and responsible parties.

•	Aug 12, 2021 - MSP Recovery Scores Major Victory in Court Ruling Against IDS Property Casualty
o	Ruling certifies a class action, enters judgment for entire class and sanctions IDS for willfully violating court’s order.
o	Ruling also confirms effectiveness of MSP Recovery’s systems and data analytics in identifying that IDS, the defendant and a Primary Payer, failed to report its Primary Payer obligations to the government.

•	Aug 18, 2021 - MSP Recovery Files Whistleblower Lawsuit Against 315 Auto Insurers
o	MSP Recovery’s qui tam complaint seeks to recover billions of dollars for claims auto insurers should have paid but didn’t.
o	Defendants include related entities of insurance groups Auto Club Enterprises Insurance Group, Auto Owners Group, Berkshire Hathaway Group, CSAA Insurance Group, Erie Insurance Group, Farmers Insurance Group, Kemper Corporation Group, Liberty Mutual Group, National General Group, Nationwide Corporation Group, Progressive Group, State Farm Group, Travelers Group and United Services Automobile Association Group.

•	Sep 30, 2021 - MSP Recovery Enters into $3 Billion Agreement to Sell Select Healthcare Claims Recoveries to Virage Capital Management, an Anticipated New Source of Revenue for MSP
o	Transaction to include assignments from healthcare insurance payors, healthcare providers and self-funded entities.

•	Oct 11, 2021 - MSP Recovery and Palantir Partner to Transform Connectivity Across the U.S. Healthcare System
o	A partnership to transform legal, data, and healthcare delivery into one united ecosystem. MSP Recovery will provide the detailed underlying legal, data and healthcare knowledge, utilizing Palantir Foundry as the foundation of the data ecosystem.

•	Oct 14, 2021 - MSP Recovery Announces Several New Partnerships
o	Synnova Health partnership is anticipated to improve MSP Recovery’s platform by expanding its capabilities and maximizing its efficiency, thereby improving outcomes for healthcare providers and insurance carriers, among others.
o	Tokenology partnership to combine blockchain-centric financial technology with MSP Recovery’s strong data analytics platform. This partnership will fuel a fully tokenized Medicare, Medicaid and commercial recovery platform, leveraging the best-in-class strategies and resources to provide secure and efficient blockchain solutions.
o	SirenMD partnership is anticipated to enable easier and more efficient access to critical information to gain a better understanding of patients’ health history, provide more accurate diagnoses, and lead to improved care and treatment

•	Nov 11, 2021 - Lionheart Acquisition Corporation II Files a Registration Statement on Form S-4 in Connection with Proposed Business Combination with MSP Recovery, LLC

•	Jan 10, 2022 - MSP Recovery, LLC Announces Launch of LifeWallet
o	LifeWallet empowers people to take control of their health by giving first responders and healthcare providers easy access to medical and prescription information.

•	Jan 25, 2022 - MSP Recovery’s Portfolio of Assigned Claims Grows by Over 440%, From $61 Billion to an Estimated $330 Billion in Paid Amount

•	Jan 31, 2022 - MSP Recovery’s LifeWallet Announces Data of More than 1 Million Patients Uploaded to Platform Less Than a Month Since Launch
o	LifeWallet Powered by MSP Recovery now available in Apple’s AppStore.
o	LifeWallet continues to expand its roster of collegiate athletes with NIL contracts.

•	April 18, 2022 - MSP Recovery Announces Significant Progress Towards Settlements and Strategic Alliance With Law Firms Milberg Coleman Bryson Phillips Grossman, PLLC and Rivero Mestre, LLP.
o	MSP Recovery’s alliance with the two law firms represents more than 65 new lawyers who may assist in MSP Recovery’s recovery efforts.
o	Each firm is committing significant resources to litigating more reimbursement recovery cases for MSP Recovery.

•	May 3, 2022 - MSP Recovery and Lionheart Acquisition Corporation II Announce Effectiveness of Registration Statement

•	May 10, 2022 - Lionheart Acquisition Corporation II Declares Special Dividend in the Form of New Warrants
o	Lionheart Acquisition Corporation II announced that its Board of Directors has declared a dividend in the form of approximately 1,029,000,000 warrants (the “New Warrants”), each to purchase one share of the Company's Class A Common Stock at $11.50 per share. The issuance of the New Warrant dividend is conditioned upon the closing (the “Closing”) of the previously announced proposed business combination with MSP Recovery, LLC (the “Business Combination”), pursuant to the Membership Interest Purchase Agreement (as amended, the “MIPA”) by and among the Company, Lionheart II Holdings, LLC, the MSP Purchased Companies (as defined in the MIPA) (collectively, “MSP”), the members of MSP (the “Members”), and John H. Ruiz, in his capacity as the representative of the Members

MSP Recovery previously announced a business combination with Lionheart Acquisition Corporation II (Nasdaq: LCAPU, LCAP, LCAPW, “Lionheart” or “LCAP”). LCAP will hold a special meeting of stockholders (the “Special Meeting”) at 11:00 a.m. Eastern Time on May 18, 2022 to approve, among other things, the Business Combination with MSP Recovery. Stockholders of record at the close of business on April 18, 2022 are entitled to receive notice of and to vote at the Special Meeting. Subject to the satisfaction or waiver of closing conditions, closing is anticipated for May 20, 2022.

The shares of Class A Common Stock of the combined company are anticipated to continue to be traded on Nasdaq under the symbol “MSPR” following the Closing. The combined company’s public warrants are anticipated to continue to be traded on Nasdaq under the symbol “LCAPW”, and the new warrants issued in connection with the previously announced and declared LCAP dividend are anticipated to commence trading on Nasdaq under the symbol “MSPRW” when issued.

About MSP Recovery

Founded in 2014, MSP Recovery has become a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, disrupting the antiquated healthcare reimbursement system with data-driven solutions to secure recoveries against responsible parties. MSP Recovery provides the healthcare industry with comprehensive compliance solutions, while innovating technologies to help save lives. For more information, visit: www.msprecovery.com

About Lionheart Acquisition Corporation II
Lionheart Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, visit: www.LCAP2.com.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Important Information and Where to Find It

In connection with the Business Combination, LCAP has filed the a Form S-4 with the SEC (the “Registration Statement”), which includes a preliminary proxy statement/prospectus of LCAP. This document does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. The Registration Statement was declared effective by the SEC on May 2, 2022, the definitive proxy statement/prospectus was filed with the SEC on May 3, 2022 and has been mailed to the stockholders of LCAP as of April 18, 2022, the record date established for voting on the Business Combination. SECURITYHOLDERS OF LCAP ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL EXHIBITS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE BUSINESS COMBINATION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. LCAP’s stockholders are able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart Acquisition Corporation II, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. LCAP, MSP, and their respective directors, executive officers and other members of their management and employees, including Ophir Sternberg, John Ruiz and Frank Quesada, may, under SEC rules, be deemed to be participants in the solicitation of proxies of LCAP’s stockholders in connection with the Business Combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of LCAP’s directors and executive officers in LCAP’s Annual Report on Form 10-K/A filed with the SEC on April 7, 2022, as amended, the proxy statement/prospectus, other relevant materials filed with the SEC in connection with the Business Combination when they become available, and other reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Note Regarding Forward Looking Statements

This communication includes forward looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Section 27A of the Securities Act, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements are often accompanied with or by words such as “expects”, “plans”, “ projects”,” forecasts”,” estimates”,” intends”, “expects”, “anticipates”, “seeks”, “ targets”, “continues”, “ believes”, “opinion”, “will”, “could”, “future”, “growth”, or “may” (or the negatives thereof) or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding MSP’s plans, goals and objectives, forecasts, budgets or projections and any related assumptions and statements and the implied enterprise value and MSP’s expectations with respect to future performance. There is no guarantee that prospects or results or the timing of events included or referred to in this communication, including the continued utilization of LifeWallet, or that it will save lives, will be achieved or that MSP will be able to implement successfully its investment strategy or achieve its investment objectives or return targets. Accordingly, we caution you against relying on forward-looking statements. Forward looking statements also are subject to a number of significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those express or implied in the forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are inherently subject to significant business, economic and competitive uncertainties and contingencies, and are beyond the control of MSP  and are difficult to predict. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Factors that may cause such differences include, but are not limited to, operating costs and future business, investment, holding and sale decisions and costs; the risks that the anticipated benefits of the launch and adoption of LifeWallet are not realized or are delayed; the risks associated with MSP’s business, including, among others, MSP’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; litigation results; the validity of the assignments of claims to MSP; a determination that MSP’s claims are not reasonable, related or necessary; the failure of MSP’s clients to renew their agreements with MSP (or terminate those agreements early); MSP’s claims being within applicable statutes of limitations; the inability to successfully expand the scope of MSP’s claims or obtain new data and claims from MSP’s existing assignor base or otherwise; the limited number of MSP’s assignors and the associated concentration of MSP’s current and future potential revenue; internal improvements to claims and retail billing processes by MSP’s clients that reduce the need for and revenue generated by MSP’s products and services; healthcare spending fluctuations; programmatic changes to the scope of benefits and limitations to payment integrity initiatives that reduce the need for MSP’s services; delays in implementing MSP’s services to its claims; system interruptions or failures; cyber-security breaches and other disruptions that could compromise MSP’s data; MSP’s failure to maintain or upgrade its operational platforms; MSP’s failure to innovate and develop new solutions, or the failure of those solutions to be adopted by MSP’s existing and potential assignors; MSP’s failure to comply with applicable privacy, security and data laws, regulations and standards, including with respect to third party providers; changes in legislation related to healthcare programs and policies; changes in the healthcare market; negative publicity concerning healthcare data analytics and payment accuracy; competition; successfully protecting MSP’s intellectual property rights; the risk that third parties may allege infringement of their intellectual property; changes in the healthcare regulatory environment and the failure to comply with applicable laws and regulations or the increased costs associated with any such compliance; failure to manage MSP’s growth; the inability to attract and retain key personnel; MSP’s reliance on its senior management team and key employees and the loss it could sustain if any of those employees separated from the business; the failure of vendors and providers to deliver or perform as expected, or the loss of such vendors or providers; MSP’s geographic concentration; MSP’s relatively limited operating history, which makes it difficult to evaluate its current or future business prospects; the impact of the ongoing COVID-19 pandemic; and the risk that MSP may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. If any of these risks materialize or MSP’s assumptions prove incorrect, actual results may differ materiality from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The foregoing list of factors is not exclusive. This communication speaks only as of the date indicated, and the statements, expressions, information and data included therein may change and may become stale, out-of-date or no longer applicable. We do not have, and do not undertake, any obligation to update, amend or revise this communication (or to provide new, amended or revised materials), including with respect to any forward-looking statements, whether as a result of new information, future events, changed plans or circumstances or any other reason, except as required by law. The communication should not be relied upon as representing our assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the communication, including the forward-looking statements.

For Media:
ICR, Inc.
MSP@icrinc.com

For Investors:
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Marc Griffin
Marc.Griffin@icrinc.com